

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

Brandon Sosa
Chief Executive Officer
REST EZ Inc.
1389 W. Mason Hollow Drive
Riverton, Utah 84065

>   **Re: REST EZ Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed July 2, 2021**
>   **File No. 333-256498**

Dear Mr. Sosa:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 10

1.   We refer to prior comment 10 and re-issue in part. Please revise to disclose the principal purposes for which the net proceeds are intended to be used. To the extent you do not have a specific plan for a significant portion of the proceeds, please include a statement to this effect and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Exhibits

2.   Please include a currently dated consent from your independent registered public accounting firm in your next amendment.

You may contact Ibolya Ignat at 202-551-3636 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Keith Hamilton, Esq.